April 4, 2018	Owen J. Pinkerton Partner (202) 216-4812 opinkerton@mmmlaw.com www.mmmlaw.com

VIA EDGAR

Jay Williamson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Flat Rock Opportunity Fund
Registration Statement on Form N-2
Filed February 20, 2018
File Nos. 333-223112 and 811-23328

Dear Mr. Williamson:

On behalf of Flat Rock Opportunity Fund (the “Fund”), please find transmitted herewith for filing the Fund’s response to the written comments of the staff (the “Staff”) of the Division of Investment Management of the U.S. Securities and Exchange Commission (the “Commission”) on March 23, 2018 with respect to the above-captioned filing. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission’s letter. References to page numbers (other than in headings taken from the Commission’s letter) are to pages of the Fund’s Registration Statement on Form N-2 (the “Registration Statement”), filed with the Commission on February 20, 2018 and prospectus (the “Prospectus”) and Statement of Additional Information (the “Statement of Additional Information”) included therein. We respond to the specific comments of the Staff as follows:

Prospectus Cover Page

1.	It is our understanding that collateralized loan obligations vehicles (CLOs) make loans to issuers that are non-investment grade, or would be – if rated, are highly leveraged, and the junior or equity tranches take the first losses when investments default. Please revise your bulleted list under Risk on your cover page to briefly highlight these risks. Please ensure that all of the bulleted risks are presented in bold type. In addition, please ensure the disclosure contained elsewhere in your document addresses what level of losses the underlying pool would typically need to experience before a reduction in the cash flows to, and/or and an impairment to the value of, the junior or equity tranches. Please revise or advise as appropriate.

Response: The Fund has revised its disclosure on the cover page and elsewhere in the Prospectus as requested by the Staff. The Fund also directs the Staff to the revised disclosure in response to Comment 20 below.

Prospectus Summary Phone: 202.408.5153 | www.mmmlaw.com

1401 Eye Street, N.W. | Washington, D.C. 20005

Atlanta ● Beijing ● Raleigh-Durham ● Savannah ● Taipei ● Washington, DC

Jay Williamson

U.S. Securities and Exchange Commission

April 4, 2018

2.	We note you present a variety of market data in your Prospectus about the CLO market and CLO performance generally. In particular, we note you include statements related to historical default and recovery rates for CLOs and other leveraged loans. However, the relevance of this data to a Fund launching in 2018 is unclear as some of this information appears dated and loan underwriting standards may have deteriorated over time. In addition, it is unclear whether CLOs have the time and resources necessary to recover losses when a credit event occurs at one of its investments. For each piece of market data included in your prospectus, please:

●	Provide us with copies of any reports you cite in support of your data;

●	Explain the relevance of the data used, why it was selected, and why the Adviser believes the information does not present a misleading view of the market as it exists today or may exist in the near future; and,

●	To the extent that other information exists, particularly contradictory information, explain why that information is not also being presented.

Please advise or revise as appropriate.

Response: The Fund has supplementally provided the Staff with copies of the reports cited in the Prospectus. The Fund has reviewed the reports referenced in the Prospectus as well as its disclosures and made certain minor revisions as part of Pre-Effective Amendment No. 1 to the Registration Statement. The Fund advises the Staff that it believes that the data cited in the Prospectus is relevant to the Fund’s investment objective and investment strategies. The Fund believes that the historical data related to collateralized loan obligations (“CLOs”) is relevant to an investor in the Fund’s securities because the Fund’s portfolio will be primarily comprised of interests in equity and junior debt tranches of CLOs. The Fund believes that the historical default and recovery rates for CLOs and other leveraged loans comprises part of the background information that is useful in understanding the asset class in which the Fund invests. Management of the Fund further believes, based on their knowledge of CLOs and, more specifically, the equity and junior debt tranches of cashflow CLOs, that the data included in the Prospectus is consistent with other reports and data reviewed by management and that the disclosures in the Prospectus are not misleading. Finally, the Fund has revised its disclosure on page 4 to include cautionary language regarding the historical data that also appears on page 25 of the Prospectus.

3.	We note you refer investors to a description of applicable regulations in the Statement of Additional Information. Please remove the reference and describe any material regulations impacting the Fund directly in the prospectus.

Response: The Fund has removed the reference to the Statement of Additional Information and has relocated the “Regulation” section from the Statement of Additional Information to the Prospectus.

4.	Please revise the disclosure under Investment Objectives and Policies to state that below investment grade debt is commonly referred to as “junk.”

Response: The Fund has revised its disclosure to address the Staff’s comment.

Jay Williamson

U.S. Securities and Exchange Commission

April 4, 2018

5.	We note your statement that you intend to invest in CLOs that are diversified by borrowers and industries. It is unclear whether the investments share any commonalities – such as risks associated with higher interest rates, exposure to US consumers, etc., that might negate the diversification benefits described here. If so, please ensure the Prospectus Summary and Prospectus appropriately balances the investment opportunity and risk.

Response: The Fund has revised its disclosure to address the Staff’s comment.

6.	On page three you refer to Cashflow Transactions. Please clarify what you mean by this term.

Response: The Fund uses the term cashflow transaction to differentiate such investments from market value CLOs. Cashflow transactions refer to investments in CLOs whose indentures utilize collateral quality tests that may divert cash flows in the priority of payments that are predominantly determined by reference to the par values of the underlying loans, rather than their current market values. Conversely, market value CLOs utilize the market value of the collateral, i.e. provide a mark-to-market risk exposure. Therefore, cashflow CLO debt investments allow investors to gain exposure to the Senior Loans market on a levered basis frequently without being structurally subject to mark-to-market price fluctuations of the underlying loans. As such, although valuations of CLO equity and debt tranches are expected to fluctuate based on price changes within the loan market, interest rate movements and other macroeconomic factors, those tranches will generally be expected to continue to receive distributions from the CLO vehicle periodically so long as the underlying portfolio does not suffer defaults, realized losses or other covenant violations sufficient to trigger changes in the waterfall allocations. The Fund has revised its disclosure to provide additional information related to what is meant by cashflow transactions.

7.	Please clarify what you mean by the phrase “without being structurally subject to mark to market price fluctuations of the underlying loans.”

Response: The Fund refers to its response to Comment 6 above.

8.	We note your statement on page four that, according to Wells Fargo, even the lowest 20% of equity returns for CLO equity originations between 2002 and 2007 had positive returns. It is now 2018. Please explain why data between 2002 and 2007 is being used here. In addition, where you present CLO returns information, please prominently disclose that (1) this level of prior returns may not be available to the Fund due to a variety of factors, and (2) investors will incur advisory fees through their investment in the Fund that necessarily reduce potential returns from investing in CLOs.

Response: The Fund advises the Staff that it previously included data regarding CLO equity originations between the years 2002 and 2007 to illustrate that, even originations made immediately prior to and in the middle of the credit crisis, had positive returns. The Fund has revised its disclosure, however, to present data covering a broader timeframe. In addition, the Fund has revised its disclosure on page 4 to include the cautionary language regarding the historical data that also appears on page 25 of the Prospectus.

Jay Williamson

U.S. Securities and Exchange Commission

April 4, 2018

9.	Please update your risk retention disclosures here and throughout, as necessary.

Response: The Fund has revised its disclosure by deleting the sentence “Market participants are evaluating a variety of risk retention structures, including many designed to accommodate third-party investors, such as the Fund” since the Fund believes that such sentence is stale and the Fund’s investment strategy is not dependent on the risk retention rules. The Fund has reviewed the remainder of the disclosures relating to the risk retention rules presented in the Prospectus and believes that the disclosure is current and accurate.

10.	On page four you indicate that Western Asset Management Company (Western Asset) has a 20% ownership interest in the Adviser. Please explain whether Western Asset either controls the Adviser or is obligated to provide services to the Fund or Adviser. If it is not, then please explain the relevance of this information or relocate it to the SAI.

Response: The Fund has moved the disclosure related to Western Asset Management Company’s ownership of the Adviser to the Statement of Additional Information.

11.	We note your statement on page five that you intend to offer up to $100 million of your shares. The fee table and cover page indicate that you are registering 5 million shares and not a dollar amount. Please revise or advise as appropriate.

Response: The Fund has revised its disclosure to consistently indicate that the proposed offering is up to $100 million in common shares of beneficial interest.

12.	On page five and elsewhere you disclose that the adviser is entitled to a fee consisting of two components, a base management fee and an incentive fee. Section 205(a) of the Advisers Act generally prohibits advisers to registered funds from charging incentive fees based on capital gains, unless an exemption is available. However, your disclosure states that your incentive fee will be based on “pre-incentive fee net investment income” which appears to exclude capital gains. Please confirm that your incentive fee calculations will exclude any amounts that may be classified as capital gains and confirm that it is otherwise compliant with Section 205(a) of the Advisers Act.

Response: The Fund hereby confirms that its incentive fee calculations will exclude any amounts classified as capital gains and are otherwise compliant with Section 205(a) of the Advisers Act.

13.	On page nine you state that investors in the offering will experience dilution. Please revise your disclosure to briefly explain why.

Response: The Fund has revised its disclosure to address the Staff’s comment.

Fees and Fund Expenses, page 11

14.	We note investors are not paying a sales load and the Fund is not imposing a distribution fee. Please explain to us how the distributors are being compensated and by whom.

Response: ALPS Distributors, Inc. (“ALPS”) will act as the Fund’s distributor and will, on a best efforts basis, seek to sell shares of the Fund through a network of financial intermediaries. ALPS will be compensated by Flat Rock Global through an annual fee based on a percentage of the Fund’s net assets. None of the compensation paid to ALPS for serving as the Distributor will be borne by the Fund.

Jay Williamson

U.S. Securities and Exchange Commission

April 4, 2018

15.	Please remove the reference to fee waivers from your Example as there are no fee waivers reflected in your table.

Response: The Fund has revised its disclosure to address the Staff’s comment.

16.	We note your intention to present fee table information assuming the Fund sells $50 million of its shares. As you do not have an offering minimum, please explain the basis for assuming you will sell $50 million in the first year.

Response: The Fund advises the Staff that its estimated fundraising for the first year of operations is based on discussions between principals of the Fund, its distributor and platforms on which the offering may be placed. In addition, the principals of the Fund operate a private business development company, Flat Rock Capital Corp., which has raised approximately $20 million over its first nine months of operations. Finally, the Fund advises the Staff that it intends to increase the maximum size of the offering in a subsequent pre-effective amendment. As a result, the estimated fundraising for the first year will represent a smaller amount of the maximum size of the offering. The Fund further undertakes to monitor the accuracy of the assumptions used in the “Fees and Fund Expenses” table on an ongoing basis with a view to revising such assumptions if it becomes clear that they are not supportable.

Investment Objective, Policies and Strategies, page 16

17.	On page 16 you disclose that you will limit your investments in private equity and hedge funds that are excluded from the definition of investment company by Section 3(c)(1) or 3(c)(7) under the Investment Company Act to no more than 15% of your total assets. Please revise to limit investments to 15% of net assets.

Response: The Fund has revised its disclosure to address the Staff’s comment.

18.	We note your disclosure that you may, at times, invest a significant portion of your assets opportunistically. Please revise your disclosure to briefly address the circumstances under which you would invest opportunistically.

Response: The Fund believes that the disclosure following the statement referenced in the Staff’s comment provides a brief explanation regarding the circumstances under which the Fund would invest opportunistically. The Fund has revised its disclosure to clarify that, under normal circumstances, it expects that Target Investments (as defined in the Prospectus) that are not equity or junior debt CLO investments, will constitute less than 25% of the Fund’s net assets.

19.	We note your intention to invest in CLOs that “are traded on a privately negotiated over-the-counter secondary basis …” Elsewhere in your Prospectus you emphasize the reach you will do on your CLO investments. In an appropriate location please address the types of information that is typically available to secondary market purchasers in CLOs.

Response: The Fund does not believe that there is a significant difference between the type of information that is typically available to primary and secondary market purchasers in CLOs and, therefore, the Fund has not provided additional disclosure.

Jay Williamson

U.S. Securities and Exchange Commission

April 4, 2018

20.	Please revise the disclosure on page 17 under Overview of Collateralized Loan Obligations to address any coverage-based tests used that would prevent payments to junior tranche or equity investors.

Response: The Fund has revised its disclosure to address the Staff’s comment.

21.	We note you present data on page 20 showing an increase in the amount of senior secured loans since 1999. However, you do not present any data about credit profiles, such as average leverage ratios, or narrative disclosure about loan covenant quality during this time frame. Please revise you balance your disclosure with this type of information, as necessary.

Response: As stated in the Fund’s response to comment 2 above, the Fund believes that the historical data related to CLOs is relevant to an investor in the Fund’s securities as it provides background information that is useful in understanding the primary asset class in which the Fund invests. However, the Fund has revised its disclosure on page 21 of the Prospectus to address the Staff’s comment. In addition, the Fund has provided cautionary disclosure at the end of the section on page 25 regarding past performance.

22.	On page 21 you present information regarding typical loan to value ratios at the time of origination. Please clarify what this metric is, including what value is used to calculate the ratio. If any portion of the value typically includes intangible assets that fact should be highlighted. Also, are any other ratios, such as interest coverage ratios used? If so, do these metrics support your thesis that these loans are “attractive and stable”?

Response: The Fund has revised its disclosure to address the Staff’s comment.

23.	The disclosure you provide with respect to risk retention and the Dodd-Frank Act suggests that your investment opportunity is based in part on the regulatory framework created by Dodd-Frank. Do recent court decisions, Acts of Congress, or proposed Acts, negatively impact your investment opportunity? If so, revise to ensure you have appropriate disclosure addressing the current regulatory environment.

Response: The Fund has reviewed its disclosures surrounding the risk retention rules and believes that the disclosure remains current. See also the Fund’s response to Comment 9 above.

24.	Please confirm the accuracy of the disclosure under Active portfolio monitoring and risk management as it relates to your ability to perform detailed diligence of the underlying loans.

Response: The Fund advises the Staff that the information contained in the referenced bullet point accurately describes the process that the Adviser intends to undertake in connection with monitoring the Fund’s portfolio.

25.	The disclosure under Valuation Policies and Procedures is confusing and difficult to follow. Your disclosure starts with the statement that you will determine NAV daily but also states you will be required to specifically fair value each individual investment on a quarterly basis and suggests you may have a separate set of procedures for valuing the portfolio in connection with repurchases. Please revise for clarity and consistency.

Response: The Fund advises the Staff that it intends to offer its shares at NAV and accept subscriptions on an ongoing basis. In order to do so, it must determine NAV on a daily basis. The determination of NAV will follow the Fund’s valuation policies and procedures adopted by the Fund’s Board of Trustees. The Fund has revised its disclosure to more clearly discuss its valuation policy and procedures and removed disclosure related to determination of NAV in connection with repurchases, since the repurchase price will equal NAV as calculated by the Fund on a daily basis.

Jay Williamson

U.S. Securities and Exchange Commission

April 4, 2018

Risk Factors, page 31

26.	Please remove the references to other risks not described in your Risk Factors from the first paragraph and confirm that you’ve summarized material risks.

Response: The Fund has revised its disclosure to address the Staff’s comment.

27.	On page 31 you state that there is a risk that the amount of capital you raise will be insufficient to achieve profitability or allow you to realize your investment objective. Please disclose the approximate amount you anticipate you need to raise in order to achieve profitability and achieve your investment objective.

Response: The Fund has revised its disclosure to address the Staff’s comment.

28.	The disclosure on page 31 indicates you “will have significant flexibility in investing the net proceeds … and may use the net proceeds … for purposes other than those contemplated at the time of [the] offering. Please remove this statement or explain why you believe it is appropriate.

Response: The Fund has revised its disclosure to address the Staff’s comment.

29.	The disclosure on page 41 references the issuance of “share-based awards to investment personnel …” Please explain this disclosure or remove it.

Response: The Fund has revised its disclosure to address the Staff’s comment.

Management of the Fund, page 52

30.	The disclosure on page 52 indicates “pre-incentive fee net investment income” includes “any other income accrued during the quarter.” Please clarify what types of other income are included in this reference and ensure your advisory agreement contains specific definitions of key terms.

Response: The Fund has revised its disclosure to address the Staff’s comment by including additional disclosure as to what is included in the term “pre-incentive fee net investment income.” In addition, the Fund filed a Form of Investment Advisory Agreement as part of Pre-Effective Amendment No. 1 to the Registration Statement.

Jay Williamson

U.S. Securities and Exchange Commission

April 4, 2018

31.	We note your hurdle rate is based on “Adjusted capital” and that, as defined, that term is based on the gross proceeds received from the sale of your common shares. Adjusted capital excludes leverage-related proceeds as well as capital appreciation over time and, as a result, your hurdle may not represent investment returns. Please ensure your disclosure here and elsewhere fully explains the terms used in the incentive fee calculation. This disclosure should go beyond simply defining terms but should also explain the economics, incentives, and risks created by the way the material terms are defined. Please revise as appropriate.

Response: The Fund has reviewed its disclosure regarding “adjusted capital” and believes it clearly explains what is meant by such term. In addition, the discussion surrounding the calculation of quarterly income incentive fees is consistent with disclosures found in registration statements filed by competing closed-end funds and business development companies that charge quarterly income incentive fees.

Estimated Fund Expenses, page 55

32.	We note the Fund is responsible for the costs and expenses associated with the Adviser’s due diligence of potential investments and monitoring the performance of the Fund’s investments. Please make this more prominent and ensure you have described appropriately the scope of the services covered by the advisory fees.

Response: The Fund has revised its disclosure to address the Staff’s comment.

Description of the Capital Structure and Shares, page 69

33.	We note your statement that the shares will be freely transferable “except where their transfer is restricted by law or by contract.” Please revise to clarify whether the shares being issued are restricted or not.

Response: The Fund has revised its disclosure to address the Staff’s comment.

Plan of Distribution, page 73

34.	Briefly explain to us what is meant by the statement that “financial intermediaries may charge fees for the services they provide in connection with processing your transaction order …”

Response: The Fund intents to distribute its shares through ALPS and Financial Intermediaries, as described in the Prospectus. The disclosure referred to in the Staff’s comment generally pertains to purchases of the Fund’s shares through financial intermediaries who may have discretionary authority over their client’s accounts and/or are directly or indirectly compensated by the investors for any purchases or sales of the Fund’s shares.

35.	On page 74 you state that you will return investor funds without deductions if you reject a subscription request. Please revise to indicate all funds will be returned “promptly.”

Response: The Fund has revised its disclosure to address the Staff’s comment.

Jay Williamson

U.S. Securities and Exchange Commission

April 4, 2018

Statement of Additional Information

Investment Objective and Policies, page S-2

36.	We note your fundamental policy prohibits you from concentrating in an industry or group of industries. It is unclear how your concentration policy will be applied with respect to your investments in CLOs. Please add clarifying language. In this regard, please note our position that, with limited exception, every investment is an investment in some industry or group of industries and you may not categorically exclude asset-backed securities because concentrated investments in those securities can exposure investors to risks common to one industry. Please revise as appropriate.

Response: The Fund is not aware of any legal or regulatory requirement to consider the concentration policy of the underlying investment vehicles when determining the Fund’s compliance with its own concentration policy. Accordingly, the Fund has not revised the disclosure to address this comment. Notwithstanding, the Fund intends to invest in a broad range of underlying borrowers, industry sectors, CLO collateral managers, and CLO vintages and its CLO structural analysis includes portfolio look-through to assess underlying exposure by industry and obligor.

The Fund acknowledges the Staff position regarding exposure to industry risks and confirms that in setting out its fundamental policies, the Fund does not claim to eliminate any industry risks described by the Staff.

Control Persons and Principal Holders, page S-18

37.	We note you present beneficial ownership percentages assuming all of the shares are sold. As you are engaging in a best efforts offering, please present this information assuming various amounts (i.e., 25%, 75%) are sold.

Response: The Fund advises the Staff that, as of the date of the Fund’s audited financial statements included in Pre-Effective Amendment No. 1 to the Registration Statement, the Fund received a capital contribution from Robert K. Grunewald for $200,000. Mr. Grunewald will be the sole owner of the Fund prior to the launch of the proposed offering. Since this amount represents less than 1% of each of the break-points noted by the Staff, the Fund does not believe that including separate columns for 25% or 75% of the maximum offering would be meaningful to investors.

Investment Advisory and Other Services, page S-19

38.	We note your disclosure that the Adviser may employ research services and service providers to assist its’ market analysis and investment selection. Please clarify whether the Fund or Adviser is responsible for paying these service providers.

Response: The Fund has revised its disclosure on page S-19 so that it is consistent with the language found under “Management of the Fund—Estimated Fund Expenses.”

39.	In the first paragraph describing the hurdle rate you indicate it is an annualized rate of 6.00%. In the paragraph that follows you state it is an annualized rate of 7.00%. Please review and reconcile this disclosure to ensure it is accurate and consistent throughout your document.

Response: The Fund has revised its disclosure to address the Staff’s comment.

Jay Williamson

U.S. Securities and Exchange Commission

April 4, 2018

Part C

40.	We note that you have not filed several required exhibits. Please note that we review, and frequently comment upon, the exhibits. Please plan accordingly.

Response: The Fund acknowledges the Staff’s comment. In the connection with the filing of Pre-effective Amendment No. 1 to the Registration Statement, the Fund has filed forms of the following agreements: the investment advisory agreement, by-laws and amended and restated declaration of trust. Additional exhibits will be included as part of the next pre-effective amendment to the Registration Statement.

Accounting Comments

41.	Please describe your accounting policy for recognizing income from residual CLO positions, including any estimates made for expected maturity (ASC 325-40). In addition, please include this policy in the CLO Risk section on page 25 of the prospectus.

Response: The Fund intends to include the following disclosure as part of its audited financial statements, which will be included in the next pre-effective amendment to the Registration Statement:

“Interest income from investments in the “equity” class of collateralized loan obligation (“CLO”) funds will be recorded based upon an estimation of an effective yield to expected maturity utilizing assumed cash flows in accordance with Accounting Standards Codification (“ASC”) 325-40, Beneficial Interests in Securitized Financials Assets. The Fund will monitor the expected cash inflows from its CLO equity investments, including the expected residual payments and the effective yield will be determined and updated at least quarterly. In estimating these cash flows, there are a number of assumptions that are subject to uncertainties, including the amount and timing of principal payments which are impacted by prepayments, repurchases, defaults, delinquencies and liquidations of or within the CLO funds. These uncertainties are difficult to predict and are subject to future events that could impact the Fund’s estimates if the information was known at the time. As a result, actual results may differ significantly from these estimates.”

Closing

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information provided supplementally, or on exhibits added in any pre-effective amendment.

Response: The Fund acknowledges the Staff’s comment.

*              *              *              *

Jay Williamson

U.S. Securities and Exchange Commission

April 4, 2018

Please do not hesitate to contact the undersigned at (202) 216-4812 if you have any additional questions.

Sincerely Yours,

Morris, Manning & Martin, LLP

By:	/s/ Owen J. Pinkerton
Name:	Owen J. Pinkerton

cc:	Robert K. Grunewald
Richard A. Petrocelli